                                                                     EXHIBIT 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                   HEARX LTD.

         HEARx Ltd. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

      DOES HEREBY CERTIFY AS FOLLOWS:

         FIRST: That the Restated Certificate of Incorporation of HEARx Ltd. is hereby amended by deleting the first paragraph of Article 4 in its entirety and substituting in lieu thereof a new first paragraph of Article 4 as follows:

         The total number of shares of stock which the Corporation shall have authority to issue is twenty two million (22,000,000), consisting of two million (2,000,000) shares of Preferred Stock of the par value of One Dollar ($1.00) per share and twenty million (20,000,000) shares of Common Stock of the par value of Ten Cents ($.10) per share.

         SECOND: That the Restated Certificate of Incorporation of HEARx Ltd. is hereby amended by adding the following paragraph after the first paragraph of Article 4:

         The Corporation hereby declares that each ten (10) of the outstanding shares of the Corporation's Common Stock, par value $.10 per share, as of the date of filing of this Certificate of Amendment to the Restated Certificate of Incorporation, be converted and reconstituted into one share of Common Stock, par value $.10 per share. No fractional shares shall be issued upon such conversion and reconstitution, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. If a fractional interest in a share of Common Stock would, except for the provisions of the preceding sentence, be deliverable upon such conversion and reconstitution, the Corporation shall pay an amount in cash equal to the fair market value of such fractional interest, as determined by the Corporation's Board of Directors, to each holder of shares of Common Stock to whom such fractional interest would have been deliverable.

         THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, said HEARx Ltd. has caused its duly authorized officer to execute this Certificate of Amendment of Restated Certificate of Incorporation this 30th day of June, 1999.

                                        HEARx Ltd.

                                        By:   /s/ Paul A. Brown, M.D.
                                           -------------------------------------
                                            Name:  Paul A. Brown, M.D.
                                            Title: Chairman and Chief Executive
                                                   Officer


                                       2